Exhibit 99.2

UTime Limited Announces Appointment of Weiyuan Wang to Board of Directors

SHENZHEN, CHINA, Friday, May 27, 2022 – UTime Limited (NASDAQ: UTME) (“UTime”), a mobile device manufacturing company focused on China and other emerging markets, today announced that the company’s Board of Directors has appointed Weiyuan Wang to the Board. Mr. Wang will serve as an independent Board member and will also serve as the Chairman of the Nominating and Corporate Governance Committee and the member of the Audit Committee and the Compensation Committee of the Board of Directors. Mr. Wang joins the UTime Board of Directors following the voluntary resignation of Lawrence Eckles from the Board of Directors for personal reasons.

About UTime Limited

UTime Limited operates as a mobile device manufacturing company committed to providing cost effective products and solutions to consumers globally and helping low-income individuals from established and emerging markets. UTime Limited is mainly engaged in the design, development, production, sales and brand operation of mobile phones, accessories and related consumer electronics. UTime Limited values systematic management and organizes production with strict high-quality standards and production technologies. UTime Limited continuously endeavors to improve its overall manufacturing service level, to strengthen its cost control processes, and enhance its ability to respond rapidly to market dynamics for sustainable development in its Electronics Manufacturing Services segment.

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Wonderful Sky Financial Group
Melody Pan
Tel: 852-3970-2265
E-mail: melodypanj@wsfg.hk

In the United States:

Wonderful Sky Financial Group

Sana Bao
Tel: +1-917-975-5673
E-mail: sanabaoh@wsfg.hk

For Company Inquiries, please contact:

Mengzhu Zhao
Tel: +86-755-86512181
E-mail: ir@utimemoblie.com

For Underwriter Inquiries Please Contact:

Boustead Securities, LLC

Daniel J. McClory, Head of China

Tel: +1 949 502 4408

Email: dan@boustead1828.com